Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 25, 2020

You are receiving this notification because Denison Mines Corp. (the “Company”) has opted to use the “notice and access” model for the delivery of its information circular (the “Circular”) to its shareholders in respect of its annual general meeting of shareholders to be held on June 25, 2020 (the “Meeting”).

Under “notice and access”, instead of receiving paper copies of the Circular, shareholders of record on May 6, 2020 are receiving this notice with information on how to access the Circular electronically. Such Shareholders will also receive a proxy or voting instruction form, as applicable, to use to vote at or in advance of the Meeting. The use of electronic delivery is more environmentally friendly and economical; it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

MEETING DATE AND LOCATION:

WHEN:	June 25, 2020 9:30 a.m. (Toronto Time) There will be no reception or refreshments in advance	WHERE:	The offices of the Corporation 1100 – 40 University Avenue, Toronto, Ontario M5J 1T1
                                                      In light of the COVID-19 pandemic, we request that shareholders do not attend the meeting in person. Please vote in advance of the meeting.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

●
ELECTION OF DIRECTORS: To elect eight directors of the Company for the ensuing year. See the sections entitled “The Election of Directors” in the Circular.

●
APPOINTMENT OF AUDITORS: To reappoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “The Reappointment of the Auditor” in the Circular.

●
ADVISORY SAY ON EXECUTIVE COMPENSATION: To consider a non-binding advisory resolution on the Company’s approach to executive compensation. See the section entitled “Advisory Vote on the Company’s Approach to Executive Compensation” in the Circular.

●
OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR PRIOR TO VOTING.

WEBSITES WHERE THE CIRCULAR IS POSTED:

The Circular for the Meeting can be viewed online under the Company’s profile at www.sedar.com or on the United States Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.denisonmines.com.

The Financial Statement Request Card is included with the proxy and voting instruction form.

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR:

Shareholders may request paper copies of the Circular and other meeting materials, including the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the report of the auditors thereon and related Management’s Discussion and Analysis, by first class mail, courier or the equivalent at no cost to the shareholder. Requests by email to info@denisonmines.com or by calling toll-free at 1-888-689-7842 may be made up to one year from the date the Circular was filed on SEDAR.

For shareholders who wish to receive paper copies of the Circular in advance of the voting deadline, requests must be received no later than June 15, 2020. The Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Circular will be sent to such shareholders within ten days of their request. Requests must be made by email to info@denisonmines.com or by calling toll-free at 1-888-689-7842.

Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Circular with this notification.

VOTING:

Your vote is important. Given the extraordinary social and economic impacts of the COVID-19 pandemic, including governmental recommendations and/or orders for social distancing and restrictions on non-essential travel and business activities, we request that shareholders do not attend the meeting in person. We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Corporation in advance of, instead of at, the meeting.

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the enclosed voting instruction form or proxy.

Registered Holders are asked to return your proxies using the following methods by the proxy deposit date noted on your proxy, which is by 9:30 a.m. (Toronto Time) on June 23, 2020:

INTERNET:	Go to www.investorvote.com and follow the instructions.
TELEPHONE:	You may enter your voting instructions by telephone at: 1-866-732-8683 (toll free within North America), or 312-588-4290 (international direct dial)
FACSIMILE:	Fax to Computershare at 1-866-249-7775 or 416-263-9524.
MAIL:
Complete the form of proxy or any other proper form of proxy, sign it and mail it to Computershare at:

Computershare Investor Services Inc.
Toronto Office, Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1

Beneficial Holders are asked to return your voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to www.proxyvote.com and follow the instructions.
TELEPHONE:	You may enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French).
MAIL:	Complete the voting instruction form, sign it and mail it in the envelope provided.

Shareholders with questions about notice and access can call toll free at 1-888-689-7842.